Strasburger & Price, LLP
600 Congress Avenue, Suite 1600
Austin, Texas 78701
Telephone 512.499.3600
Fax 512.499.3660

January 23, 2012

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-4628

Attention:  Caroline Kim, Staff Attorney

RE:	Royale Energy, Inc.

Registration Statement of Form S-3

File No. 333-178484

Dear Mr. Lucas:

On behalf of our client, Royale Energy, Inc., we are responding to your letter dated January 5, 2012, regarding the referenced registration statement.  Today Royale Energy filed Pre-Effective Amendment No. 1 to its Form S-3.  The amendment is filed solely for the purpose of filing our firm’s legal opinion as Exhibit 5.1 to the registration statement and two additional exhibits.

The following numbered response in this letter correspond to the numbered comments in your January 5 letter.  Page references are to the Form S-3/A as filed with the Commission via EDGAR.

Registration Statement on Form S-3

Exhibit Index, page II-4

1.	Please file an executed legal opinion in a pre-effective amendment. Refer to Section II.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: The opinion is filed as an exhibit to Amendment No. 1. In addition, we are filing a form of trust indenture and note which are referenced in the opinion.

We trust that this information fully responds to your comments.  At the time that Royale Energy requests acceleration of the effective date of the registration statement, it will

H. Roger Schwall
Attention:  John Lucas
January 23, 2012

provide the acknowledgements requested in your January 5 letter.  Please contact me if you have questions or require additional information.

Very truly yours,

Lee Polson

Lee Polson